Exhibit 99.10
Master Replicas Inc.
CONSOLIDATED BALANCE SHEETS

September 30, 2005
(unaudited)
ASSETS (Note 6)

Current assets:
Cash	$3,106,783
Accounts receivable, net	7,835,187
Inventory	6,098,025
Prepaid expenses and other assets	841,819

Total current assets	17,881,814

Property, plant and equipment, net	289,366
Deposits	38,372
Tooling costs, net	244,082

Total assets	18,453,634

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accrued expenses	5,462,954
Trade accounts payable	6,115,525
Deferred tax liability	9,000
Income tax payable	953,422
Line of credit	150,000

Total current liabililites	12,690,901
Long term debt, net of current portion	1,000,350

Total liabilities	13,691,252

Redeemable convertible Series B preferred stock; par value $0.0001; 78,001,786 shares authorized; 53,130,663 issued and outstanding; redemption value and liquidation preference of $2,821,553	2,637,949

Stockholders equity
Series A convertible preferred stock, authorized 5,454,274 shares, par value $0.0001, issued and outstanding, 5,284,330 liquidation preference of $264,217	528

Common stock, authorized 125,367,384 shares, par value $0.0001, issued and outstanding 537,527	54

Additional paid-in capital	768,751
Retained earnings	1,355,101

Total stockholders equity	2,124,434

Total liabilities and stockholders’ equity	$18,453,635

The accompanying notes are an intregal part of the consolidated financial statements.

Master Replicas Inc.
CONSOLIDATED STATEMENT OF OPERATIONS

Fiscal Period
Six month period ended
September 30, 2005
(unaudited)
Net sales	$25,991,541

Cost of goods sold	16,473,087

Gross profit	9,518,454

Operating expenses
Administration, sales and marketing expenses	4,907,933

Income (loss) from operations	4,610,521

Other income (expense):
Interest Income	(14,770)
Interest Expense	82,262

Total other expense, net	67,492

Income (loss) before provision (benefit) for income taxes	4,543,029

Provision (benefit) for income tax	1,210,675

Net Income (loss)	$3,332,354

The accompanying notes are an intregal part of the consolidated financial statements.

Master Replicas Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Period
Six month period ended
September 30, 2005
(unaudited)
Cash flows from operating activities:
Net income (loss)	$3,332,354
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	491,909

Changes in operating accounts:
Accounts receivable	(8,066,708)
Inventory	(4,015,633)
Prepaid expenses and other current assets	(660,662)
Accrued other expenses	4,108,207
Trade accounts payable	4,967,932
Product warranty	299,238
Income tax payable	955,047

Net cash flows (used in) provided by operating activities	1,411,684

Cash flows from investing activities:
Purchase of property and equipment	(143,116)
Tooling costs	(216,025)

Net cash used in investing activities	(359,141)

Cash flows from financing activities:
Line of Credit	—
Long term debt	38,262
Proceeds from issuing stock	1,508,813

Net cash provided by financing activities	1,547,075

Net Increase (decrease) in cash and cash equivalents	2,599,618
Cash at beginning of period	507,165

Cash at end of period	$3,106,783

Supplemental disclosure of cash flow information:
Cash paid for interest	$32,980

Cash paid for taxes	$254,400

The accompanying notes are an intregal part of the consolidated financial statements.

Master Replicas Inc.
Notes to Consolidated Financial Statements
1. Organization
Nature of Business
Master Replicas Inc., a Delaware corporation (the Company) operating from Walnut Creek, California, was formed in January 2002 as a limited liability company. The Company incorporated in May 2004, issuing common and preferred stock in exchange for member units, convertible notes, and accrued interest. Sales to consumers, distributors and retailers are worldwide.
The Company produces high-quality, officially licensed collectible movie and television prop replicas for sale to retailers, distributors, and consumers. In January 2002, the Company obtained a global license with Lucasfilm Ltd. to sell prop replicas for the Star Wars series of movies. In November 2002, the Company obtained a global license with CBS (formerly Viacom International) for the Star Trek franchise–both the movie and television series. Additional licenses were entered into in 2003 and 2004: New Line Cinema – Lord of the Rings, Twentieth Century Fox — Alien, Predator and Alien vs. Predator, Sony Pictures — Men in Black, and DreamWorks — Shrek. In 2004, the Company obtained a license with Disney Enterprises, Inc., and has brought various products of Disney characters from television and movies to market.
For complete and up to date information regarding the Company, refer to the subsequent period audit reports: December 31, 2005 and March 31, 2006.
Subsequent Events- Merger December 26, 2006
On October 4, 2006, pursuant to an Agreement and Plan of Merger between the Company and Corgi International Limited, a corporation organized under the laws of Hong Kong (Corgi) and LightSaber Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Corgi (Merger Sub), Merger Sub agreed to merge, subject to certain closing conditions, with and into the Company with the Company surviving as a wholly-owned subsidiary of Corgi (Merger).
The Merger Agreement includes a Tax Indemnity Agreement under which Corgi is required to indemnify the Company shareholders against U.S. federal, state and local income taxes, interest and penalties resulting from failure of the Merger to qualify as reorganization as defined by section 368(a) of the tax code.
On November 1, 2006, Corgi entered into a binding purchase agreement with Cards Inc. Limited (Cards) providing for Corgi’s acquisition of all outstanding capital stock of Cards (Cards Acquisition). It was a condition to the Merger that the Cards Acquisition be consummated. It was also a condition to the Merger that Corgi dispose of its factory, and the related business. On November 3, 2006, Corgi entered into such an agreement with an unrelated third party.
Another condition to the Merger was that Corgi obtain at least $10 million in gross proceeds from a financing (Financing) that would close in connection with the Merger. On November 15, 2006, Corgi signed a binding agreement to raise $17.6 million.
On December 20, 2006, the Cards Acquisition and Financing transactions closed as well as the divestiture of the factory and related business.
On December 26, 2006, the Merger transaction closed.
2. Summary of Significant Accounting Policies
Unaudited Interim Financial Information
The accompanying interim balance sheet as of September 30, 2005, and the statements of operations, and cash flows and the notes to the financial statements for the six months ended September 30, 2005 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments,

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Master Replicas Inc.
Notes to Consolidated Financial Statements
necessary to state fairly the Company’s financial position at September 30, 2005 and its results of operations and cash flows for the six months ended September 30, 2005. The results for the six months ended September 30, 2005 are not necessarily indicative of the results to be expected for the fiscal year ending March 31, 2006.
Stock-Based Compensation
Through December 31, 2004, we accounted for our stock-based awards to employees using the intrinsic value method prescribed in APB Opinion No. 25, Accounting for Stock Issued to Employees , and related interpretations. Under the intrinsic value method, compensation expense is measured on the date of the grant as the difference between the deemed fair value of our common stock and the exercise or purchase price multiplied by the number of stock options or restricted stock awards granted.
From January 1, 2005 through December 31, 2005, we accounted for stock-based compensation expense for employees and for non-employees using the fair value method prescribed by SFAS No. 123, Accounting for Stock-Based Compensation , and EITF No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods and Services , and recorded the fair value of non-employee stock options as an expense over the vesting term of the option.
For the six month period ended September 30, 2005 there was no stock based compensation expense recorded
In December 2004, FASB issued SFAS No. 123(R),Share-Based Payments, which requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. We adopted SFAS No. 123(R) effective January 1, 2006. SFAS No. 123(R) requires nonpublic companies that used the minimum value method under SFAS No. 123 for either recognition or pro forma disclosures to apply SFAS No. 123(R) using the prospective transition method. As such, we will continue to apply APB Opinion No. 25 in future periods to equity awards outstanding at the date of SFAS No. 123(R)’s adoption that were measured using the minimum value method. Effective with the adoption of SFAS No. 123(R), we have elected to use the Black-Scholes option pricing model to determine the fair value of stock options granted to employees. In accordance with SFAS No. 123(R), we will recognize the fair value of employee stock-based awards granted or modified on or after January 1, 2006 using the straight line method over the vesting period of the award.
Recent Accounting Pronouncements
In September 2006, the FASB issued SFAS No. 157,Fair Value Measurements, or SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the Board of Directors having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not expect the adoption of SFAS No. 157 in fiscal 2008 to have a material impact on our consolidated financial position, results of operation or cash flows.
In June 2006, the FASB published FIN 48, Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109 which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB No. 109, Accounting for Income Taxes . This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for us in fiscal year 2008 beginning April 1, 2007. Management is assessing the impact that the adoption of FIN 48 will have on the Company’s consolidated financial position, results of operation or cash flows.

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Master Replicas Inc.
Notes to Consolidated Financial Statements
3. Line of Credit
The Company has a $150,000 line of credit with Bank of Walnut Creek at September 30, 2005.
4. License Agreements
Royalty expense for all licenses was $3,355,983 for the six month period ending September 30, 2005. As of September 30, 2005 future minimum royalty commitments totaled $202,879, as of September 30, 2005 accrued royalties amounted to $3,086,121.

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